JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

02042921

By Airmail

15th July 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

SUPPL

02 JUL 29 AM 10:58

Dear Sirs

Jardine Matheson Holdings Limited

I enclose for your information a notification dated 15th July 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

dlw 7/30

Full Text Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Notice of Results
Released	10:15 15 Jul 2002
Number	6100Y

JARDINE MATHESON HOLDINGS LIMITED
2002 Interim Results Announcement Date

Please be advised that the meeting date at which the interim results and dividend for the six months ended 30th June 2002 of the above Company will be considered is Wednesday, 31st July 2002.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

15th July 2002

www.jardines.com

END